INDEX TO FINANCIAL STATEMENTS
Constellium SE Unaudited Interim Condensed Consolidated Financial Statements at June 30, 2021 and 2020, and for the six months ended June 30, 2021 and 2020.

Unaudited Interim Consolidated Income Statement	F-2
Unaudited Interim Consolidated Statement of Comprehensive Income / (Loss)	F-3
Unaudited Interim Consolidated Statement of Financial Position	F-4
Unaudited Interim Consolidated Statement of Changes in Equity	F-5
Unaudited Interim Consolidated Statement of Cash Flows	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2021	2020	2021	2020
Revenue	3	1,518	1,031	2,859	2,468
Cost of sales		(1,319)	(957)	(2,518)	(2,241)
Gross profit		199	74	341	227
Selling and administrative expenses		(67)	(57)	(127)	(123)
Research and development expenses		(9)	(7)	(20)	(20)
Other gains and losses - net	5	44	(11)	87	(79)
Income / (loss) from operations		167	(1)	281	5
Finance costs - net	7	(37)	(42)	(92)	(87)
Income / (loss) before tax		130	(43)	189	(82)
Income tax (expense) / benefit	8	(22)	11	(33)	19
Net income / (loss)		108	(32)	156	(63)
Net income attributable to:
Equity holders of Constellium		107	(33)	153	(64)
Non-controlling interests		1	1	3	1
Net income / (loss)		108	(32)	156	(63)

Earnings per share attributable to the equity holders of Constellium (in Euros)
Basic	0.76	(0.24)	1.09	(0.46)
Diluted	0.73	(0.24)	1.04	(0.46)
Weighted average number of shares
Basic	140,636,684	137,901,336	140,301,539	137,903,307
Diluted	146,730,106	137,901,336	146,730,106	137,903,307
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2021	2020	2021	2020
Net income / (loss)		108	(32)	156	(63)
Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the interim income statement
Remeasurement on post-employment benefit obligations		24	(35)	89	(41)
Income tax on remeasurement on post-employment benefit obligations		2	10	(11)	9
Items that may be reclassified subsequently to the interim income statement
Cash flow hedges	17	3	5	(8)	—
Income tax on hedges		(1)	(2)	2	—
Currency translation differences		(1)	(2)	12	(2)
Other comprehensive income / (loss)		27	(24)	84	(34)
Total comprehensive income / (loss)		135	(56)	240	(97)
Attributable to:
Equity holders of Constellium		134	(57)	236	(98)
Non-controlling interests		1	1	4	1
Total comprehensive income / (loss)		135	(56)	240	(97)
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2021	At December 31, 2020
Assets
Current assets
Cash and cash equivalents	9	290	439
Trade receivables and other	10	669	406
Inventories	11	802	582
Other financial assets	16	63	39
		1,824	1,466
Non-current assets
Property, plant and equipment	12	1,895	1,906
Goodwill	13	430	417
Intangible assets	13	59	61
Deferred tax assets		162	193
Trade receivables and other	10	69	68
Other financial assets	16	16	18
		2,631	2,663
Total Assets		4,455	4,129
Liabilities
Current liabilities
Trade payables and other	14	1,255	905
Borrowings	15	262	92
Other financial liabilities	16	26	46
Income tax payable		23	20
Provisions	19	20	23
		1,586	1,086
Non-current liabilities
Trade payables and other	14	32	32
Borrowings	15	1,995	2,299
Other financial liabilities	16	10	41
Pension and other post-employment benefit obligations	18	581	664
Provisions	19	95	98
Deferred tax liabilities		12	10
		2,725	3,144
Total Liabilities		4,311	4,230
Equity
Share capital	21	3	3
Share premium	21	420	420
Retained deficit and other reserves		(295)	(538)
Equity attributable to equity holders of Constellium		128	(115)
Non-controlling interests		16	14
Total Equity		144	(101)
Total Equity and Liabilities		4,455	4,129
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	153	153	3	156
Other comprehensive income / (loss)	—	—	78	(6)	11	—	—	83	1	84
Total comprehensive income / (loss)	—	—	78	(6)	11	—	153	236	4	240
Share-based compensation	—	—	—	—	—	7	—	7	—	7
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At June 30, 2021	3	420	(114)	3	(2)	75	(257)	128	16	144

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(64)	(64)	1	(63)
Other comprehensive loss	—	—	(32)	—	(2)	—	—	(34)	—	(34)
Total comprehensive (loss) / income	—	—	(32)	—	(2)	—	(64)	(98)	1	(97)
Share-based compensation	—	—	—	—	—	8	—	8	—	8
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—
At June 30, 2020	3	420	(209)	(10)	2	61	(453)	(186)	12	(174)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(21)	(21)	4	(17)
Other comprehensive (loss) / income	—	—	(15)	19	(17)	—	—	(13)	(1)	(14)
Total comprehensive (loss) / income	—	—	(15)	19	(17)	—	(21)	(34)	3	(31)
Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—
At December 31, 2020	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months ended June 30,
(in millions of Euros)	Notes	2021	2020
Net income / (loss)		156	(63)
Adjustments
Depreciation and amortization	12, 13	128	132
Impairment of assets	12, 13	—	5
Pension and other post-employment benefits service costs	18	17	17
Finance costs - net	7	92	87
Income tax expense / (benefit)	8	33	(19)
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net		(45)	11
Other - net		5	13
Change in working capital
Inventories		(212)	35
Trade receivables		(234)	7
Trade payables		300	(18)
Other		—	15
Change in provisions		(4)	5
Pension and other post-employment benefits paid	18	(21)	(20)
Interest paid		(72)	(73)
Income tax refunded		5	18
Net cash flows from operating activities		148	152
Purchases of property, plant and equipment	4	(74)	(100)
Property, plant and equipment grants received		7	2
Proceeds from disposals, net of cash		—	1
Net cash flows used in investing activities		(67)	(97)
Proceeds from issuance of Senior Notes	15	712	290
Repayments of Senior Notes	15	(863)	(200)
Repayment of U.S. revolving credit facilities	15	—	(129)
Proceeds from other borrowings	15	2	207
Repayments of other borrowings	15	(9)	(4)
Lease repayments	15	(17)	(17)
Payment of financing costs and redemption fees		(26)	(9)
Transactions with non-controlling interests		(2)	—
Other financing activities		(29)	2
Net cash flows (used in) / from financing activities		(232)	140
Net (decrease) / increase in cash and cash equivalents		(151)	195
Cash and cash equivalents - beginning of period		439	184
Effect of exchange rate changes on cash and cash equivalents		2	(1)
Cash and cash equivalents - end of period	9	290	378
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
NOTE 1 - GENERAL INFORMATION
Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 29 production facilities, 3 R&D centers and 3 administrative centers. The Group has approximately 12,000 employees.
Constellium SE, a French Societas Europaea (SE), is the parent company of the Group. The business address (head office) of Constellium SE is located at Washington Plaza, 40-44 rue Washington, 75008 Paris, France.
Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium SE and its subsidiaries.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1 Basis of preparation
The Unaudited Interim Condensed Consolidated Financial Statements (the "Interim Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting. Accordingly, they do not include all the information and disclosures required in consolidated financial statements and should be read in conjunction with the Group’s Consolidated Financial Statements for the year ended December 31, 2020.
In accordance with IAS 1- Presentation of Financial Statements, the Interim Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.
The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Group’s Consolidated Financial Statements for the year ended December 31, 2020, except for the application of the effective tax rate method in accordance with IAS 34 - Interim Financial Reporting.
The Interim Financial Statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.
The Interim Financial Statements were authorized for issue by management on July 26, 2021.
2.2 New and amended standards and interpretations
Several amendments apply for the first time in 2021, but have no impact on the Interim Financial Statements of the Group.
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The Group plans to adopt the new standards and interpretations on their required effective dates.
2.3 Judgments in applying accounting policies and key sources of estimation uncertainty
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. These judgments, estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the financial statements.
In preparing these Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements at and for the year ended December 31, 2020, as well as the application of the effective tax rate method for the determination of the income tax provision.

2.4 Exchange rates
The following table summarizes the main exchange rates used for the preparation of the Interim Financial Statements:

		Average rates		Closing rates
Foreign exchange rate for 1 Euro		Six months ended June 30,		At June 30,	At December 31,
		2021	2020	2021	2020
U.S. Dollars	USD	1.2052	1.1018	1.1884	1.2271
Swiss Francs	CHF	1.0945	1.0641	1.0980	1.0802
Czech Koruna	CZK	25.8508	26.2970	25.4880	26.2420
NOTE 3 - REVENUE

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020
Packaging rolled products	648	456	1,167	980
Automotive rolled products	213	88	421	281
Specialty and other thin-rolled products	43	20	80	52
Aerospace rolled products	100	142	187	365
Transportation, industry, defense and other rolled products	174	105	321	231
Automotive extruded products	176	96	377	295
Other extruded products	164	124	306	264
Total Revenue by product line	1,518	1,031	2,859	2,468

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020
Germany	373	192	711	479
France	120	67	224	188
United Kingdom	42	39	79	108
Switzerland	17	15	30	27
Other Europe	308	201	587	476
Total Europe	860	514	1,631	1,278

United States	559	413	1,040	974
Asia and Other Pacific	43	61	79	118
All Other	56	43	109	98
Total Revenue by destination of shipment	1,518	1,031	2,859	2,468

NOTE 4 - OPERATING SEGMENT INFORMATION
Constellium has three reportable segments - Packaging & Automotive Rolled Products (P&ARP), Aerospace & Transportation (A&T) and Automotive Structures & Industry (AS&I) - and Holdings & Corporate (H&C).
4.1 Segment Revenue

	Three months ended June 30,						Six months ended June 30,
	2021			2020			2021			2020
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	907	(3)	904	565	(1)	564	1,673	(5)	1,668	1,317	(4)	1,313
A&T	287	(13)	274	250	(3)	247	532	(24)	508	609	(13)	596
AS&I	345	(5)	340	222	(2)	220	695	(12)	683	564	(5)	559
Total	1,539	(21)	1,518	1,037	(6)	1,031	2,900	(41)	2,859	2,490	(22)	2,468
4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2021	2020	2021	2020
P&ARP		94	58	162	124
A&T		42	31	61	83
AS&I		41	(1)	79	33
H&C		(7)	(7)	(11)	(12)
Adjusted EBITDA		170	81	291	228
Metal price lag (A)		54	(25)	85	(40)
Start-up and development costs (B)		—	(2)	—	(4)
Share based compensation costs		(3)	(5)	(7)	(8)
Losses on pension plan amendments	18	(2)	(2)	(2)	(2)
Depreciation and amortization	12, 13	(65)	(66)	(128)	(132)
Impairment of assets	12, 13	—	(5)	—	(5)
Restructuring costs	5	(2)	(11)	(3)	(11)
Unrealized gains / (losses) on derivatives		16	43	44	(10)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	5	(1)	1	1	(1)
Other (C)		—	(10)	—	(10)
Income / (loss) from operations		167	(1)	281	5
Finance costs - net	7	(37)	(42)	(92)	(87)
Income / (loss) before tax		130	(43)	189	(82)
Income tax (expense) / benefit	8	(22)	11	(33)	19
Net income / (loss)		108	(32)	156	(63)
(A)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(B)Start-up and development costs, for the six months ended June 30, 2020 were related to new projects in our AS&I operating segment.
(C)Other, in the six months ended June 30, 2020, included €5 million of procurement penalties and termination fees incurred because of the Group's inability to fulfill certain commitments due to the COVID-19 pandemic and a €5 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.
4.3 Segment capital expenditures

	Six months ended June 30,
(in millions of Euros)	2021	2020
P&ARP	(27)	(38)
A&T	(21)	(25)
AS&I	(24)	(35)
H&C	(2)	(2)
Capital expenditures	(74)	(100)
4.4 Segment assets

(in millions of Euros)	At June 30, 2021	At December 31, 2020
P&ARP	1,983	1,733
A&T	857	765
AS&I	698	668
H&C	386	274
Segment assets	3,924	3,440
Deferred income tax assets	162	193
Cash and cash equivalents	290	439
Other financial assets	79	57
Total Assets	4,455	4,129
NOTE 5 - OTHER GAINS AND LOSSES - NET

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2021	2020	2021	2020
Realized gains / (losses) on derivatives (A)		31	(32)	45	(44)
Losses reclassified from OCI as a result of hedge accounting discontinuation (B)		—	(5)	—	(5)
Unrealized gains / (losses) on derivatives at fair value through profit and loss - net (A)		17	43	45	(10)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	4	(1)	1	1	(1)
Impairment of assets (C)		—	(5)	—	(5)
Restructuring costs (D)		(2)	(11)	(3)	(11)
Losses on pension plan amendments	18	(2)	(2)	(2)	(2)
Other		1	—	1	(1)
Total other gains and losses - net		44	(11)	87	(79)
(A)Realized and unrealized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices, and that do not qualify for hedge accounting.

(B)For the six months ended June 30, 2020, we determined that a portion of the hedged forecasted sales for the second half of 2020 and 2021, to which hedge accounting was applied, were no longer expected to occur. As a result, the fair value of the related derivatives accumulated in equity was reclassified in the Interim Income Statement and resulted in a €5 million loss.
(C)In June 2020, the main customer of the Nanjing Automotive Structures plant (China) announced a suspension of its operations and a strategic reorganization. As a result, we tested the asset for impairment and recorded an impairment charge of €5 million for the six months ended June 30, 2020.
(D)For the six months ended June 30, 2021 and 2020, restructuring costs amounted to €3 million and €11 million, respectively, and related to headcount reductions in Europe and in the U.S.

NOTE 6 - CURRENCY GAINS / (LOSSES)

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2021	2020	2021	2020
Included in Revenue	17	—	(2)	(1)	(5)
Included in Cost of sales		—	1	—	1
Included in Other gains and losses - net		—	(5)	8	(6)
Total		—	(6)	7	(10)

Realized exchange losses on foreign currency derivatives - net	17	(2)	(3)	(5)	(3)
Losses reclassified from OCI as a result of hedge accounting discontinuation	17	—	(5)	—	(5)
Unrealized gains / (losses) on foreign currency derivatives - net	17	3	—	11	(2)
Exchange (losses) / gains from the remeasurement of monetary assets and liabilities - net		(1)	2	1	—
Total		—	(6)	7	(10)
See NOTE 16 - Financial Instruments and NOTE 17 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.
NOTE 7 - FINANCE COSTS - NET

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020
Interest expense on borrowings (A)	(26)	(32)	(56)	(64)
Interest expense on leases	(2)	(2)	(5)	(5)
Interest cost on pension and other benefits	(2)	(3)	(4)	(6)
Expenses on factoring arrangements	(2)	(3)	(4)	(6)
Net loss on settlement of debt (B)	(6)	—	(23)	—
Realized and unrealized (losses) / gains on debt derivatives at fair value (C)	(15)	(7)	—	1
Realized and unrealized exchange gains / (losses) on financing activities - net (C)	16	8	—	(3)
Other finance expenses	(1)	(4)	(1)	(5)
Capitalized borrowing costs (D)	1	1	1	1
Finance expenses	(37)	(42)	(92)	(87)
Finance costs - net	(37)	(42)	(92)	(87)

(A)For the six months ended June 30, 2021, interest expense on borrowings included €50 million of interest and €2 million of amortization of arrangement fees related to Constellium SE Senior Notes. For the six months ended June 30, 2020, it included €57 million of interest and €3 million of amortization of arrangement fees related to Constellium SE Senior Notes.
(B)On February 24, 2021, Constellium SE tendered and redeemed its $650 million 6.625% Senior Notes due 2025. The net loss on the settlement of debt included redemption fees of €9 million and the write‐off of the outstanding balance of deferred arrangement fees at the date of redemption for €8 million. On June 2, 2021, Constellium SE redeemed its $400 million 5.750% Senior Notes due 2024. The net loss on the settlement of debt included redemption fees of €3 million and the write‐off of the outstanding balance of deferred arrangement fees at the date of redemption for €3 million.
(C)The Group hedges the dollar exposure, relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Interim Income Statement and largely offset the unrealized results related to Constellium SE U.S. Dollar Senior Notes revaluation.
(D)Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 5% and 6% for the six months ended June 30, 2021 and 2020, respectively.
NOTE 8 - INCOME TAX
Income tax expense or benefit is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The tax rate applied at June 30, 2021 was impacted by non-recurring transactions and changes in the allocation of income or loss by country.
NOTE 9 - CASH AND CASH EQUIVALENTS
Cash in bank and on hand at June 30, 2021 amounted to €290 million and included €25 million held by subsidiaries that operate in countries where capital control restrictions prevent these balances from being immediately available for general use by the other entities within the Group. At December 31, 2020, the amount subject to these restrictions was €26 million.
NOTE 10 - TRADE RECEIVABLES AND OTHER

	At June 30, 2021		At December 31, 2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	590	—	345
Impairment	—	(4)	—	(4)
Total trade receivables - net	—	586	—	341
Income tax receivables	39	5	34	15
Other tax receivables	—	45	—	33
Contract assets	18	2	23	2
Prepaid expenses	1	21	1	6
Other	11	10	10	9
Total other receivables	69	83	68	65
Total trade receivables and other	69	669	68	406
10.1 Contract assets

	At June 30, 2021		At December 31, 2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Unbilled tooling costs	5	—	9	—
Other	13	2	14	2
Total Contract assets	18	2	23	2

10.2 Aging

(in millions of Euros)	At June 30, 2021	At December 31, 2020
Not past due	577	333
1 – 30 days past due	8	7
31 – 60 days past due	1	1
61 – 90 days past due	—	—
Greater than 90 days past due	—	—
Total trade receivables - net	586	341
Impairment allowance
Revisions to the impairment allowance arising from changes in estimates are included as either additional allowances or recoveries. An allowance was recognized for €0.4 million for the six months ended June 30, 2021 and 2020.
None of the amounts included in Other receivables were deemed to be impaired for the six months ended June 30, 2021 and 2020.
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.
10.3 Currency concentration

(in millions of Euros)	At June 30, 2021	At December 31, 2020
Euro	277	143
U.S. Dollar	289	181
Swiss franc	7	6
Other currencies	13	11
Total trade receivables - net	586	341
10.4 Factoring arrangements
The Group factors trade receivables under committed factoring agreements in the United States, France, Germany, Switzerland and the Czech Republic:
•In the United States, Constellium Muscle Shoals LLC is party to a factoring agreement with a maximum capacity of $300 million and a maturity date in September 2021 and Constellium Automotive USA LLC is party to a factoring agreement with a maximum capacity of $25 million and a maturity date in December 2021.
•The factoring agreement in place for our entities in France has a maximum capacity of €255 million (including a €20 million recourse line) and a maturity date in December 2023.
•Factoring agreements in place for our entities in Germany, Switzerland and the Czech Republic have a combined maximum capacity of €150 million and maturity dates in December 2023.
In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.
These factoring agreements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants. In addition, the commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained. The Group was in compliance with all applicable covenants at and for the six months ended June 30, 2021 and 2020.
Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition, as the Group retains substantially all the associated risks and rewards. At June 30, 2021, the total carrying amount of the original assets factored was €587 million, of which €384 million had been derecognized. At December 31, 2020, the total carrying amount of the original assets factored was €514 million, of which €398 million had been derecognized.
Amounts due to the factors in respect of trade receivables sold were €1 million and nil at June 30, 2021 and December 31, 2020, respectively.
NOTE 11 - INVENTORIES

(in millions of Euros)	At June 30, 2021	At December 31, 2020
Finished goods	196	149
Work in progress	428	280
Raw materials	137	118
Stores and supplies	87	80
Inventories write down	(46)	(45)
Total inventories	802	582
NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2021	20	379	1,361	132	14	1,906
Additions	—	4	23	54	1	82
Disposals	—	—	(1)	—	—	(1)
Depreciation expense	—	(14)	(104)	(1)	(4)	(123)
Transfer and other changes	—	1	45	(48)	3	1
Effect of changes in foreign exchange rates	1	5	23	1	—	30
Net balance at June 30, 2021	21	375	1,347	138	14	1,895

Cost	37	573	2,579	147	51	3,387
Less accumulated depreciation and impairment	(16)	(198)	(1,232)	(9)	(37)	(1,492)
Net balance at June 30, 2021	21	375	1,347	138	14	1,895

Right-of-use assets
Right-of-use assets have been included within the same line item as that in which the corresponding underlying assets would be presented if they were owned.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2021	112	72	2	186
Additions	4	3	—	7
Depreciation expense	(6)	(10)	—	(16)
Transfer and other changes	—	(1)	—	(1)
Effect of changes in foreign exchange rates	1	1	—	2
Net balance at June 30, 2021	111	65	2	178

Cost	147	138	4	289
Less accumulated depreciation and impairment	(36)	(73)	(2)	(111)
Net balance at June 30, 2021	111	65	2	178
The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €5 million and €6 million for the six months ended June 30, 2021 and 2020, respectively.
NOTE 13 - INTANGIBLE ASSETS AND GOODWILL

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2021	18	15	13	13	2	61	417
Additions	—	—	—	2	—	2	—
Amortization expense	(1)	(4)	—	—	—	(5)	—
Transfer	—	4	—	(4)	—	—	—
Effect of changes in foreign exchange rates	1	—	—	—	—	1	13
Net balance at June 30, 2021	18	15	13	11	2	59	430

Cost	82	80	38	12	2	214	430
Less accumulated depreciation and impairment	(64)	(65)	(25)	(1)	—	(155)	—
Net balance at June 30, 2021	18	15	13	11	2	59	430

NOTE 14 - TRADE PAYABLES AND OTHER

	At June 30, 2021		At December 31, 2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	950	—	626
Fixed assets payables	—	31	—	27
Employees' entitlements	—	165	—	143
Taxes payable other than income tax	—	29	—	15
Contract liabilities and other liabilities to customers	3	62	3	81
Other payables	29	18	29	13
Total other	32	305	32	279
Total Trade payables and other	32	1,255	32	905

Contract liabilities and other liabilities to customers

	At June 30, 2021		At December 31, 2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	2	—	2	—
Advance payment from customers	—	1	—	2
Unrecognized variable consideration (A)	1	59	1	72
Other	—	2	—	7
Total contract liabilities and other liabilities to customers	3	62	3	81
(A)Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.
Revenue of €23 million that related to contract liabilities at December 31, 2020 was recognized in the six months ended June 30, 2021. Revenue of €20 million generated in the six months ended June 30, 2021 was deferred.
Revenue of €14 million that related to contract liabilities at January 1, 2020 was recognized in the six months ended June 30, 2020. Revenue of €25 million generated in the six months ended June 30, 2020 was deferred.

NOTE 15 - BORROWINGS
15.1 Analysis by nature

		At June 30, 2021							At December 31, 2020
(in millions of Euros)		Nominal Value in Currency		Nominal rate	Nominal Value in Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2026) (A)			$—	Floating	—	—	—	—	—
Secured U.S. DDTL (expired in 2021) (A)			$—	Floating	—	—	—	—	—
Secured PGE French Facility (due 2022) (B)			€180	Floating	180	—	—	180	180
Secured German Facility (due 2022)			€—	2.000%	—	—	—	—	—
Secured Inventory Facility (due 2023) (C)			€—	Floating	—	—	—	—	—
Senior Unsecured Notes (D)
Issued May 2014 and	due 2024 (F)		$400	5.750%	—	—	—	—	325
Issued February 2017 and	due 2025 (E)		$650	6.625%	—	—	—	—	534
Issued November 2017 and	due 2026		$500	5.875%	421	(5)	9	425	411
Issued November 2017 and	due 2026		€400	4.250%	400	(4)	6	402	401
Issued June 2020 and	due 2028		$325	5.625%	274	(6)	1	269	260
Issued February 2021 and	due 2029 (E)		$500	3.750%	421	(7)	5	419	—
Issued June 2021 and	due 2029 (F)		€300	3.125%	300	(5)	1	296	—
Unsecured Revolving Credit Facility (due 2021) (G)			€—	Floating	—	—	—	—	—
Unsecured Swiss Facility (due 2025)		CHF	17	1.175%	16	—	—	16	18
Unsecured German Facility (due 2022)			€—	2.120%	—	—	—	—	—
Lease liabilities					186	—	1	187	195
Other loans (H)					62	—	1	63	67
Total Borrowings					2,260	(27)	24	2,257	2,391
Of which non-current								1,995	2,299
Of which current								262	92
(A)On April 27, 2021, the Pan-U.S. ABL facility maturity date was extended to April 2026 and the Delayed-Draw Term Loan (the “U.S. DDTL”) expired.
(B)On May 20, 2021, we exercised the option to repay the PGE French Facility in May 2022.
(C)On February 16, 2021, the Secured Inventory Facility maturity date was extended to April 2023.
(D)The Senior Unsecured Notes have been issued by Constellium SE and are guaranteed by certain subsidiaries.
(E)On February 24, 2021, Constellium SE issued $500 million Sustainability-Linked Senior Notes due 2029 and bearing an interest rate of 3.750%. Deferred arrangement fees were €7 million. Constellium has established two sustainability performance targets (greenhouse gas emissions intensity and recycled metal input). If Constellium does not satisfy the first target for the year ended December 31, 2025, the interest rate will be increased by 0.125% starting April 15, 2026. If Constellium does not satisfy the second target for the year ended December 31, 2026, the interest rate will be increased by 0.125%starting April 15, 2027 (in addition to any increase arising from failure to meet the first target). The net proceeds from the issuance were used to retire the $650 million 6.625% Senior Notes due 2025.
(F)On June 2, 2021, Constellium SE issued €300 million Sustainability-Linked Senior Notes due 2029 and bearing an interest rate of 3.125%. Deferred arrangement fees were €5 million. Constellium has established two sustainability performance targets (greenhouse gas emissions intensity and recycled metal input). If Constellium does not satisfy the first target for the year ended December 31, 2025, the interest rate will be increased by 0.125%, starting July 15, 2026. If Constellium does not satisfy the second target for the year ended

December 31, 2026, the interest rate will be increased by 0.125%, starting July 15, 2027 (in addition to any increase arising from failure to meet the first target). The net proceeds from the issuance were used to retire the $400 million 5.750% Senior Notes due 2024.
(G)The Unsecured Revolving Credit Facility of one of our French entities has a €2 million borrowing base and is provided by Bpifrance Financement, a related party.
(H)Other loans include €42 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.
15.2 Covenants
The Group was in compliance with all applicable debt covenants at June 30, 2021 and December 31, 2020 and for the six months ended June 30, 2021.
15.3 Movements in borrowings

(in millions of Euros)	At June 30, 2021	At December 31, 2020
At the beginning of the period (January 1)	2,391	2,361
Cash flows
Proceeds from issuance of Senior Notes (A)	712	290
Repayment of Senior Notes (A)	(863)	(200)
Repayment of U.S. revolving credit facilities	—	(129)
Proceeds from other borrowings	2	202
Repayments of other borrowings	(9)	(10)
Lease repayments	(17)	(35)
Payment of deferred financing costs	(12)	(6)
Non-cash changes
Movement in interest accrued	(8)	(1)
Changes in leases and other loans	8	62
Deferred arrangement fees	13	5
Effects of changes in foreign exchange rates	40	(148)
At the end of the period	2,257	2,391
(A)On February 24, 2021, Constellium SE issued $500 million 3.750% Sustainability-Linked Senior Notes and used the proceeds to tender and redeem the $650 million 6.625% Senior Notes due 2025. On June 2, 2021, Constellium SE issued €300 million 3.125% Sustainability-Linked Senior Notes and used the proceeds to redeem the $400 million 5.750% Senior Notes due 2024.
15.4 Currency concentration

(in millions of Euros)	At June 30, 2021	At December 31, 2020
U.S. Dollar	1,182	1,602
Euro	1,048	757
Other currencies	27	32
Total borrowings	2,257	2,391

NOTE 16 - FINANCIAL INSTRUMENTS
16.1 Financial assets and liabilities by categories

		At June 30, 2021				At December 31, 2020
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Cash and cash equivalents	9	290	—	—	290	439	—	—	439
Trade receivables	10	—	—	586	586	—	—	341	341
Other financial assets		—	73	6	79	3	40	14	57
Total		290	73	592	955	442	40	355	837

		At June 30, 2021				At December 31, 2020
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Trade payables and fixed assets payables	14	981	—	—	981	653	—	—	653
Borrowings	15	2,257	—	—	2,257	2,391	—	—	2,391
Other financial liabilities		—	34	2	36	—	85	2	87
Total		3,238	34	2	3,274	3,044	85	2	3,131
16.2 Fair values
The carrying value of the Group’s borrowings at maturity is the redemption value.
The fair values of Constellium SE Senior Notes issued in November 2017, June 2020, February 2021 and June 2021 account for 102%, 108%, 99% and 100%, respectively, of the nominal values and amount to €839 million, €294 million, €418 million and €299 million, respectively, at June 30, 2021.
All derivatives are presented at fair value in the Interim Statement of Financial Position. The fair values of the other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

	At June 30, 2021			At December 31, 2020
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Aluminium and premium future contracts	8	42	50	1	18	19
Energy future contracts	—	1	1	—	—	—
Other future contracts	1	3	4	1	1	2
Currency commercial contracts	7	17	24	16	17	33
Margin call	—	—	—	—	3	3
Other financial assets - derivatives	16	63	79	18	39	57

Aluminium and premium future contracts	1	7	8	3	6	9
Other future contracts	—	1	1	—	1	1
Currency commercial contracts	2	16	18	4	28	32
Currency net debt derivatives (A)	7	2	9	34	11	45
Other financial liabilities - derivatives	10	26	36	41	46	87
(A)For the six months ended June 30, 2021, forward purchases of $325 million versus the Euro using cross currency basis swaps were bought out before their initial maturity in relation with the refinancing of the Senior Notes. This buy-out generated a €27 million cash outflow which is presented in Other financing activities within the Interim Statement of Cash Flows.
16.3 Valuation hierarchy
The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:
•Level 1 is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.
•Level 2 is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). Level 2 includes foreign exchange derivatives. The present value of future cash flows based on the forward or on the spot exchange rates at the balance sheet date is used to value foreign exchange derivatives.
•Level 3 is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At June 30, 2021				At December 31, 2020
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	44	35	—	79	20	37	—	57
Other financial liabilities - derivatives	8	28	—	36	9	78	—	87
There was no material transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the six months ended June 30, 2021 or the year ended 2020.
NOTE 17 - FINANCIAL RISK MANAGEMENT
The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates and metal prices, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategy.
Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk including foreign exchange, commodity price and interest rate risks; (ii) credit risk and (iii) liquidity and capital management risk.
The Group's financial institution counterparties may require margin calls should the mark-to-market of our derivatives hedging foreign exchange and commodity price risks exceed a pre-agreed contractual limit. With a view to avoiding possible margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis. In addition, the Group (i) ensures that financial counterparts hedging transactional exposure are also hedging foreign currency loan and deposit exposures and (ii) holds a significant liquidity buffer in cash or in availability under its various borrowing facilities
17.1 Market risk
i. Commercial transaction exposures
The Group has agreed to supply a major customer with fabricated metal products from a Euro functional currency entity and to invoice in U.S. Dollars. The Group entered into significant foreign exchange derivatives that matched related highly probable future conversion sales. The Group designates these derivatives for hedge accounting, with a total nominal amount of $305 million and $330 million at June 30, 2021 and December 31, 2020 respectively, with maturities ranging from 2021 to 2024.
The table below details the effect of foreign currency derivatives in the Interim Income Statement and the Interim Statement of Comprehensive Income / (Loss):

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2021	2020	2021	2020
Derivatives that do not qualify for hedge accounting
Included in Other gains and losses - net
Realized (losses) / gains on foreign currency derivatives - net	6	(2)	—	(4)	2
Unrealized gains / (losses) on foreign currency derivatives - net (A)	6	3	(1)	11	(2)
Derivatives that qualify for hedge accounting
Included in Other comprehensive income / (loss)
Unrealized gains / (losses) on foreign currency derivatives - net		2	2	(9)	(6)
Gains / (losses) reclassified from cash flow hedge reserve to the Interim Income Statement		1	3	1	6
Included in Revenue (B)
Realized (losses) / gains on foreign currency derivatives - net	6	—	(3)	(1)	(5)
Unrealized gains on foreign currency derivatives - net	6	—	1	—	—
Derivatives discontinued from hedge accounting
Included in Other gains and losses - net
Losses reclassified from OCI as a result of hedge accounting discontinuation (C)	6	—	(5)	—	(5)
(A)Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in the future when these sales are recognized.
(B)Derivatives that qualify for hedge accounting are included in Revenue when the related customer invoices have been issued.
(C)In the six months ended June 30, 2020, we determined that a portion of the hedged forecasted sales for the second half of 2020 and for 2021, to which hedge accounting was applied, was no longer expected to occur. As a result, the fair value of the related derivatives accumulated in equity was reclassified in the Interim Income Statement and resulted a €5 million loss.
ii. Foreign exchange margin calls
There were no margin calls at June 30, 2021.The margin requirement related to foreign exchange hedges amounted to €3 million paid as collateral to counterparties at December 31, 2020.

iii. Commodities
The Group does not apply hedge accounting on commodity derivatives and therefore any mark-to-market movements are recognized in Other gains and losses – net.
17.2 Liquidity and capital risk management
The liquidity requirements of the overall Company are funded out of the Company's cash or by drawing on available credit facilities. The internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.
At June 30, 2021, the borrowing bases for the Pan-U.S. ABL, the French Inventory Facility, and the German Facilities were €337 million, €82 million, and €50 million, respectively. After deduction of amounts drawn and letters of credit, the Group had €461 million outstanding availability under these revolving credit facilities.
At June 30, 2021, liquidity was €887 million, comprised of €290 million of cash and cash equivalents and €597 million of available undrawn facilities, including the €461 million described above.
NOTE 18 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS
18.1 Actuarial assumptions
Pension and other post-employment benefit obligations were updated based on the discount rates applicable at June 30, 2021.

	At June 30, 2021	At December 31, 2020
	Discount rate	Discount rate
Switzerland	0.20%	0.00%
U.S.	—	—
Hourly pension	2.75% - 2.95%	2.45% - 2.65%
Salaried pension	2.85%	2.55%
OPEB	2.85% - 3.15%	2.50% - 2.80%
Other benefits	2.50% - 2.90%	2.20% - 2.55%
France	—	—
Retirements	0.90%	0.50%
Other benefits	0.75%	0.40%
Germany	0.95%	0.55%
18.2 Amounts recognized in the Interim Statement of Financial Position

	At June 30, 2021			At December 31, 2020
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	741	—	741	772	—	772
Fair value of plan assets	(504)	—	(504)	(458)	—	(458)
Deficit of funded plans	237	—	237	314	—	314
Present value of unfunded obligation	131	213	344	134	216	350
Net liability arising from defined benefit obligation	368	213	581	448	216	664

18.3 Amounts recognized in the Interim Income Statement

	Three months ended June 30,
	2021			2020
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(6)	(2)	(8)	(5)	(1)	(6)
Past service cost	—	(2)	(2)	—	(2)	(2)
Net interest	(1)	(1)	(2)	(2)	(1)	(3)
Immediate recognition of gains arising over the year	—	—	—	—	(1)	(1)
Administration expenses	—	—	—	(1)	—	(1)
Total	(7)	(5)	(12)	(8)	(5)	(13)

	Six months ended June 30,
	2021			2020
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(11)	(4)	(15)	(11)	(3)	(14)
Past service cost	—	(2)	(2)	—	(2)	(2)
Net interest	(2)	(2)	(4)	(3)	(3)	(6)
Immediate recognition of gains arising over the year	—	1	1	—	—	—
Administration expenses	(1)	—	(1)	(1)	—	(1)
Total	(14)	(7)	(21)	(15)	(8)	(23)

18.4 Movement in net defined benefit obligations

	At June 30, 2021
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2021	906	216	1,122	(458)	664
Included in the Interim Income Statement
Current service cost	11	4	15	—	15
Interest cost / (income)	5	2	7	(3)	4
Past service cost	—	2	2	—	2
Immediate recognition of gains arising over the year	—	(1)	(1)	—	(1)
Administration expenses	—	—	—	1	1
Included in the Interim Statement of Comprehensive Income / (loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(43)	(43)
—changes in financial assumptions	(39)	(9)	(48)	—	(48)
—changes in demographic assumptions	—	—	—	—	—
—experience losses	(1)	1	—	—	—
Effects of changes in foreign exchange rates	5	6	11	(3)	8
Included in the Interim Statement of Cash Flows
Benefits paid	(17)	(9)	(26)	15	(11)
Contributions by the Group	—	—	—	(10)	(10)
Contributions by the plan participants	2	1	3	(3)	—
At June 30, 2021	872	213	1,085	(504)	581
18.5 Ravenswood OPEB dispute
In 2018, the Group announced a plan to transfer certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan (“the Plan”) from a company-sponsored program to a third-party health network that provides similar benefits at a lower cost. This change in benefits resulted in the recognition of a gain of €36 million from negative past service cost, which was reduced by €3 million in 2019, €2 million in 2020 and €2 million in the second quarter of 2021 to reflect delays in the estimated implementation timetable. The United Steelworkers Local Union 5668 (the “Union”) is contesting the OPEB amendments and filed a lawsuit against Constellium Rolled Products Ravenswood, LLC ("Ravenswood") in a federal district court in West Virginia (the “District Court”) seeking to enjoin the Plan changes and to compel arbitration. The District Court issued an order in December 2018, enjoining Ravenswood from implementing the OPEB amendments pending resolution in arbitration. In September 2019, the arbitrator issued a decision ruling against Ravenswood and sustaining the Union’s grievance. Ravenswood filed a motion in the District Court to vacate this decision, which was denied in June 2020. In July 2020, Ravenswood appealed that denial to the Fourth Circuit Court of Appeals and that court decision is still pending. The Group intends to continue to vigorously defend this matter as it believes it has a strong legal position and it is probable that Ravenswood will ultimately prevail and be able to implement the OPEB amendments.

18.6 Net defined benefit obligations by country

	At June 30, 2021			At December 31, 2020
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	163	(5)	158	168	(5)	163
Germany	134	(2)	132	143	(1)	142
Switzerland	295	(248)	47	310	(223)	87
United States	492	(249)	243	500	(229)	271
Other countries	1	—	1	1	—	1
Total	1,085	(504)	581	1,122	(458)	664
NOTE 19 - PROVISIONS

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2021	88	6	27	121
Allowance	—	3	1	4
Amounts used	—	(3)	(2)	(5)
Unused amounts reversed	—	(1)	(3)	(4)
Unwinding of discounts	(2)	—	—	(2)
Effects of changes in foreign exchange rates	1	—	—	1
At June 30, 2021	87	5	23	115

Current	7	3	10	20
Non-Current	80	2	13	95
Total Provisions	87	5	23	115
Legal claims and other costs

(in millions of Euros)	At June 30, 2021	At December 31, 2020
Litigation	17	21
Disease claims	5	5
Other	1	1
Total Provisions for legal claims and other costs	23	27
Contingencies
The Group is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. In exceptional cases, when the Group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the dispute.

NOTE 20 - NON-CASH INVESTING AND FINANCING TRANSACTIONS
Property, plant and equipment acquired through leases or financed by third parties amounted to €8 million and €25 million for the six months ended June 30, 2021 and 2020, respectively. These leases and financings are excluded from the Interim Statement of Cash Flows as they are non-cash investing transactions.
Fair values of vested Restricted Stock Units and Performance Stock Units amounted to €15 million and zero for the six months ended June 30, 2021 and 2020, respectively. They are excluded from the Interim Statement of Cash Flows as non-cash financing activities.
NOTE 21 - SHARE CAPITAL
Share capital amounted to €2,833,547.32 at June 30, 2021, divided into 141,677,366 ordinary shares, each with a nominal value of two cents and fully paid-up. All shares are of the same class and have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2021	139,962,672	3	420
New shares issued (A)	1,714,694	—	—
At June 30, 2021	141,677,366	3	420
(A)In the six month ended June 30, 2021, Constellium SE issued and delivered 1,714,694 ordinary shares to certain employees and directors related to share-based compensation plans.
NOTE 22 - SHARE-BASED COMPENSATION
Description of plans
Performance-Based Restricted Stock Units (equity-settled)
In May 2021, the Company granted Performance Stock Units (PSUs) to selected employees. These units vest after three years from the grant date if the following conditions are met:
•A vesting condition under which the beneficiaries must be continuously employed by the Company through the end of the vesting period; and
•A performance condition, contingent on the TSR performance of Constellium shares over the vesting period compared to the TSR of specified indices. PSUs will ultimately vest based on a vesting multiplier which ranges from 0% to 200%.
The following table lists the inputs to the valuation model used for the PSUs granted in May 2021:

May 2021 PSUs
Fair value at grant date (in euros)	21.84
Share price at grant date (in euros)	13.90
Dividend yield	—
Expected volatility (A)	71%
Risk-free interest rate (US government bond yield)	0.31%
Model used	Monte Carlo
(A)Volatility in the share prices of the Company and companies included in indices were estimated based on observed historical volatilities over a period equal to the PSU vesting period.
The PSUs granted in May 2018 were vested in May 2021 and achieved a TSR performance of 182.9%. 1,161,718 shares related to this vesting were delivered to beneficiaries.

Restricted Stock Units Award Agreements (equity-settled)
During the six months ended June 30, 2021, the Company granted Restricted Stock Units (RSUs) to a certain number of employees subject to the beneficiaries remaining continuously employed within the Group from the grant date through the end of the vesting period. The vesting period is three years. The fair value of the RSUs awarded is €13.9, being the quoted market price at grant date.
Expense recognized during the period
In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the six months ended June 30, 2021 and 2020 amounted to €7 million and €8 million, respectively.
Movement of potential shares

	Performance-Based RSU	Restricted Stock Units	Equity Award Plans	Total potential shares
At December 31, 2020	2,594,327	2,231,911	32,912	4,859,150
Granted (A)	614,555	534,499	—	1,149,054
Over-performance (B)	526,551	—	—	526,551
Vested	(1,161,718)	(520,064)	(32,912)	(1,714,694)
Forfeited (C)	(9,970)	(30,815)	—	(40,785)
At June 30, 2021	2,563,745	2,215,531	—	4,779,276
(A)For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.
(B)When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.
(C)For potential shares related to PSUs, 9,970 were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.
Antidilutive potential ordinary shares
There were 4,880,758 and 4,878,787 potential ordinary shares that could have a dilutive impact but were considered antidilutive due to negative earnings for the three and six months ended June 30, 2020, respectively.
NOTE 23 - SUBSEQUENT EVENTS
In July 2021, the two German facilities were not drawn and consequently expired in accordance with their contractual terms.